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                           May 18, 2020

       Karen Fisher
       Chief Financial Officer
       Repro Med Systems, Inc.
       24 Carpenter Road
       Chester, NY 10918

                                                        Re: Repro Med Systems,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 14, 2020
                                                            File No. 333-238242

       Dear Ms. Fisher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Heather Badami, Esq.